SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of April, 2011

AIXTRON SE
(Translation of registrant’s name into English)

Kaiserstr. 98
D-52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

DGAP-News: AIXTRON Revenues & EBIT on course to meet 2011 guidance
- Q1/2011 Order Intake remains high -
- 65% of Q1/2011 orders are for new-generation systems -

Aachen, Germany, April 28, 2011 - AIXTRON SE (ISIN DE000A0WMPJ6, DE000A1H30A0), a worldwide leading provider of deposition equipment to the semiconductor industry, today announced the consolidated financial results for the first quarter of 2011.

Key Financials

(in EUR million)	Q12011	Q12010	Q1-Q1	Q12011	Q42010	Q1-Q4
Revenues	205.4	154.5	33%	205.4	224.7	-9%
Gross profit	104.2	77.9	34%	104.2	117.3	-11%
Gross margin	51%	50%	1 pp	51%	52%	-1 pp
Operating result (EBIT)	74.9	46.4	61%	74.9	86.0	-13%
EBIT margin	36%	30%	6 pp	36%	38%	-2 pp
Net result	52.3	31.8	64%	52.3	61.6	-15%
Net result margin	25%	21%	4 pp	25%	27%	-2 pp
Net result per share - basic (EUR)	0.52	0.32	63%	0.52	0.62	-16%
Net result per share - diluted (EUR)	0.51	0.31	65%	0.51	0.60	-15%
Equipment order intake	210.3	168.5	25%	210.3	204.0	3%
Equipment order backlog (end of period)	321.1	229.9	40%	321.1	274.8	17%

Financial Highlights
In the first quarter of 2011, AIXTRON's revenues increased by 33% year on year to EUR 205.4m (Q1/2010: EUR 154.5), driven by a continuing high level of demand for LED deposition equipment. Sequentially, Q1/2011 revenues decreased slightly compared to Q4/2010, in line with customer delivery requirements (Q4/2010: EUR 224.7m). As a result of the positive revenue development, the Company's gross profit increased by 34% year on year, to EUR 104.2m in Q1/2011 (Q1/2010: EUR 77.9m), translating to a gross margin of 51%, 1 percentage point higher than in Q1/2010.

The higher gross margin, coupled with lower operating expenses, lifted AIXTRON's EBIT year on year by 61%, to EUR 74.9m in Q1/2011, from EUR 46.4m in Q1/2010. Relative to last year's Q1 EBIT margin, this was 6 percentage points higher, at 36% (Q1/2010: 30%). Net profit came in at EUR 52.3m, or 25% of revenues (Q1/2010: EUR 31.8m or 31%). The Q1/2011 equipment order intake increased year on year by 25% to EUR 210.3m. The ongoing demand for AIXTRON systems reflects the continuation of strong demand from LED backlighting manufacturers and, importantly, rising early demand from the lighting applications industry.

With 65% of these orders being for AIXTRON's latest generation G5 and CRIUS(R) II equipment, the customer adoption rate (Q4/2010: 55%; Q3/2010: 29%; Q2/2010: 8%) is faster than previous generation system introductions.

Management Review
Paul Hyland, President & Chief Executive Officer at AIXTRON, comments on the Q1/2011 results: 'Whilst the first quarter of 2011 has been a testing time for many in the global community, we are very pleased to still be able to report a continuation of the high level of demand for our systems, and we remain confident of achieving the 2011 guidance we issued in March of EUR 800-900m revenues and an EBIT margin of 35%.

With 54% of revenues and 65% of the orders received in Q1/2011 being for our new-generation systems, the rapid rate of customer adoption is a particularly encouraging indicator that the transition period between G4/CRIUS(R) and G5/CRIUS(R) II is coming to an end, and bodes well for future business development going forward. Moreover, momentum in the development of lighting applications continues to increase, supported by Government and public opinion on energy-saving technologies. Recent events in Japan have only intensified that focus. AIXTRON is in an excellent position to deliver against a highly credible and proven roadmap to supply the industry with cost effective production solutions.

Those solutions are required to support what will inevitably become the third and biggest LED investment cycle for energy efficient lighting applications in the years ahead.'

Outlook
AIXTRON entered the year with a very solid opening order backlog of EUR 302.3m, which by the end of Q1/2011 has grown to EUR 321.1m. This represents a solid, reliable foundation for the rest of the year and consequently, AIXTRON Management confirms its revenue guidance for 2011 of EUR 800 million to EUR 900 million and an operating margin of circa 35%.

Financial Tables
Our Q1/2011 results presentation as well as all consolidated financial statements (statement of financial position, income statement, cash flow statement, statement of changes in equity) relating to this press release are available at http://www.aixtron.com, section 'Investors/Reports/Presentations', as part of AIXTRON's Quarterly Financial Report for the first quarter of 2011.

Investor Conference Call
AIXTRON will host a financial analyst and investor conference call on Thursday, April 28, 2011, 3:00 p.m. CEST (6:00 a.m. PDT, 9:00 a.m. EDT) to review the first quarter 2011 results.

From 2:45 p.m. CEST (5:45 a.m. PDT, 8:45 a.m. EDT) you may dial in to the call at +49 (69) 247501-899 or +1 (212) 444-0297. A conference call audio replay or a transcript of the conference call will be available at http://www.aixtron.com, section 'Investors/Reports/Presentations', following the conference call.

Contact:
Guido Pickert
Investor Relations and Corporate Communications:
T: +49-241-8909-444
F: +49-241-8909-445
invest@aixtron.com

For further information on AIXTRON SE (FSE: AIXA, ISIN DE000A0WMPJ6
/ DE000A1H30A0; NASDAQ: AIXG, ISIN US0096061041) please consult our website at:
www.aixtron.com.

Forward-Looking Statements

This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as 'may', 'will', 'expect', 'anticipate', 'contemplate', 'intend', 'plan', 'believe', 'continue' and 'estimate', and variations of these words and similar expressions, identify these forward-looking statements. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on the forward-looking statements. The following factors, and others which are discussed in AIXTRON's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

Contact:
Investor Relations and Corporate Communications
AIXTRON SE, Kaiserstr. 98, 52134 Herzogenrath, Germany
Phone: +49 241 8909 444, Fax: +49 241 8909 445, invest@aixtron.com
www.aixtron.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AIXTRON SE

Date:	April 28, 2011	By:	/s/ Paul Hyland
			Name:	Paul Hyland
			Title:	President and CEO

		By:	/s/ Wolfgang Breme
			Name:	Wolfgang Breme
			Title:	CFO